Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2008, 2007 and 2006

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 14 of the December 31, 2008 Management‘s Discussion and Analysis.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

“Charles A. Butt”	“David Goold”

CHARLES A. BUTT	DAVID GOOLD, CA
President and Chief Executive Officer	Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. (“the Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 6, 2009, except for note 26 which is as of March 18, 2009

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$1,376,575	$5,234,043
Accounts receivable (note 8)	1,446,561	1,276,885
Inventories (note 9)	5,992,748	5,316,785
Prepaid expenses and deposits	241,784	224,204
	9,057,668	12,051,917

Capital Assets (note 10)	139,843	386,979
Other assets (note 12)	18,376	511,946

	$9,215,887	$12,950,842

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 13)	$2,598,488	$2,294,199
Income tax liability	6,838	30,678
Convertible debenture (note 6)	2,856,272
Current portion tenure allowance payable (note 15(a))	65,000	54,167
	5,526,598	2,379,044

Long-term liabilities:
Tenure allowance (note 15(a))	1,005,029	939,729
	6,531,627	3,318,773

Equity component of subsidiary’s convertible debenture (note 6)	398,615	―

Shareholders’ equity:
Share capital (note 14(c))	2,720,992	101,026,525
Contributed surplus (note 14(b))	10,026,964	9,875,356
Deficit	(10,462,311)	(101,269,812)
	2,285,645	9,632,069

	$9,215,887	$12,950,842

Nature of operations (note 1)

Going concern (note 2)

Commitments and contractual obligations (notes 15, 21 and 24(a))

Related party transactions (note 18)

Subsequent events (note 26)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Joe Dunne”		“Nitin Kaushal”
	Director		Director
JOE DUNNE		NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue:
Sales	$7,839,674	$8,847,117	$5,963,919
Licensing	4,097	57,324	151,605
Phytosterol revenues	7,843,771	8,904,441	6,115,524
Cost of sales	7,542,878	9,154,915	5,857,363
	300,893	(250,474)	258,161

Expenses:
General and administrative	5,281,976	4,875,102	6,018,393
Marketing, sales and product development	1,527,766	1,605,985	2,761,566
Nutraceutical research, development and support	1,213,554	1,774,932	2,914,933
Depreciation and amortization	75,584	160,178	143,111
Foreign exchange loss (gain)	(456,027)	1,431,069	389,590
	7,642,853	9,847,266	12,227,593
Loss from continuing operations	(7,341,960)	(10,097,740)	(11,969,432)

Other income (expenses):
Interest and other	168,930	456,924	1,126,413
Impairment charge for capital assets	―	(92,848)	―
	168,930	364,076	1,126,413
Loss from continuing operations for the year before taxes	(7,173,030)	(9,733,664)	(10,843,019)

Current income tax recovery / (expense) (note 20(a))	(16,538)	491,454	(158,103)

Net loss from continuing operations for the year	(7,189,568)	(9,242,210)	(11,001,122)

Discontinued Operations (note 24)
(Loss) / income from discontinued operations, net of income tax	(462,931)	(2,440,918)	157,634

Net loss and comprehensive loss for the year	(7,652,499)	(11,683,128)	(10,843,488)

Deficit, beginning of year	(101,269,812)	(89,586,684)	(78,743,196)
Reduction of deficit and stated share capital	98,460,000	―	―

Deficit, end of year	$(10,462,311)	$(101,269,812)	$(89,586,684)

Weighted average number of common shares outstanding	4,865,131	4,800,923	4,675,047

Basic and diluted loss per share from continuing operations	$(1.48)	$(1.92)	$(2.35)

Basic and diluted (loss) / income per share from discontinued operations	$(0.09)	$(0.51)	$0.03

Basic and diluted loss per share	$(1.57)	$(2.43)	$(2.32)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):
Operations:
Net loss for the year	$(7,652,499)	$(11,683,128)	$(10,843,488)
Adjustment for:

Depreciation and amortization	86,617	213,007	149,565
Amortization of deferred license revenues	―	(57,324)	(114,636)
Impairment charge for goodwill, intellectual property and capital assets	―	759,047	―
Stock-based compensation	151,608	958,324	1,818,646
Amortization of capitalized financing fees	―	―	25,962
Accretion of interest	294,887	―	116,725
Loss on disposal of fixed assets	73,288	―	1,193
Income from discontinued operations, net of taxes	―	―	(29,248)
Gain on disposal of discontinued operations, net of taxes	(767,603)	―	(6,958,310)
Net change in non-cash operating items (note 16)	(119,859)	(290,871)	(2,012,610)
Net cash used in continuing operations	(7,933,561)	(10,100,945)	(17,846,201)

Net cash used in discontinued operations	―	―	(5,214,278)
	(7,933,561)	(10,100,945)	(23,060,479)

Investments:
Acquisition of property, plant and equipment	(9,885)	(98,695)	(174,452)
Proceeds from long-term note receivable	98,559	140,075	131,285
Proceeds on disposal of Phyto-Source manufacturing joint venture	―	―	28,935,000
Net proceeds on disposal of discontinued operations	1,016,966	―	―
Acquisition of intangible/other assets	―	―	(435,873)
Proceeds on disposal of fixed assets	10,453	―	300
	1,116,093	41,380	28,456,260
Financing:
Debenture	2,960,000	―	―
Issuance of common shares	―	6,600	922,638
Decrease in long-term liabilities from discontinued operations	―	―	(329,771)
	2,960,000	6,600	592,867

Increase / (decrease) in cash and cash equivalents	(3,857,468)	(10,052,965)	5,988,648

Cash and cash equivalents, beginning of year	5,234,043	15,287,008	9,298,360

Cash and cash equivalents, end of year	$1,376,575	$5,234,043	$15,287,008

Supplementary information (note 17)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company focused on evidence-base nutritional solutions.  Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements.  The company has operations in the nutraceutical/functional food ingredient market in the USA, Europe and other international markets.

The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical industry is subject to substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Going Concern:

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained continuing losses since its formation and at December 31, 2008 had a deficit of $10,462,311. As part of a corporate restructuring, in May 2008 the Company made a decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. In August 2008, the Company completed an agreement for the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,400 (US $1,000,000) in cash paid at closing to the Company with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement

The Company’s management believes sufficient financial resources exist to fund operations into the fourth quarter of 2009.  The Company’s management is considering all financing alternatives and may seek to raise additional funds for operations from potential investors.  There is no assurance that such funding will be available or obtained on favorable terms.

The Company's future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds. If the Company cannot complete one or more of these in 2009, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.  While these consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern, the above matters raise substantial doubt about the Company's ability to continue to operate as currently structured.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

3.

Plan of Arrangement and Reorganization:

(a)

Plan of arrangement:

On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").  On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc."

These consolidated financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These consolidated financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(b)

Plan of reorganization:

On May 12, 2008, the Company, completed a Plan of Reorganization (the “Plan”) for spinning out Old Forbes. Under the Plan, Old Forbes business, transferable assets and liabilities and contractual arrangements, including all cash and cash equivalents, all intellectual property, products, technology and partnership arrangements were transferred to the Company. As the Company and Old Forbes remained under common control immediately following the Plan, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For reporting purposes, the Company is considered to have continued Old Forbes business and will include the historical operating results of Old Forbes. Old Forbes former management team and employees are now employed by the Company where they have assumed the same positions they occupied in Old Forbes prior to completion of the Plan.

Effective May 12, 2008, as a result of the Plan, Old Forbes exited the biopharmaceutical and nutraceutical business and has no substantive operations remaining. The Old Forbes shareholders approved a change in business of this Company and it pursued other business opportunities (note 26).

Concurrent with and as part of the Plan, Old Forbes issued a convertible debenture to a private investor (the “Investor”) for $2,960,000 in cash (note 6).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

3.

Plan of Arrangement and Reorganization (continued):

(b)

Plan of reorganization (continued):

As a condition of the Plan, with effect as of April 30, 2008, all assets, liabilities and operations of a wholly owned subsidiary, Forbes Research and Manufacturing Inc., were wound up into Old Forbes and Forbes Research and Manufacturing Inc. was dissolved under section 210 of the Canada Business Corporations Act.

Additionally, subject to certain conditions, the Investor has agreed that the Company will receive a minimum of $800,000 from these other opportunities within one year of closing of the transaction (note 26).

4.

Changes in accounting standards:

(a)

Current year adoption of new accounting standards:

Effective on January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

i)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 22.

ii)

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there was no material impact on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 9.

iii)

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 23. Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

iv)

For the year ended December 31, 2008, the Company early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. The Company adopted this standard effective January 1, 2008 and it had no material effect on opening balances.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

4.

Changes in accounting standards (continued):

(b)   Future changes in accounting standards:

(i)

International financial reporting standards:

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for the Company will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)

Business combinations:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(iii)

Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(iv)

Non-controlling interests:

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, 3887685 Canada Inc. (Old Forbes), Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

 (b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.  Cash and cash equivalents are carried at fair value and are designated as held for trading.

 (c)

Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using weighted average cost.

 (d)

Capital and intangible assets:

Capital assets are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Office and laboratory equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	Lease term

Capital additions are amortized when placed into use.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies (continued):

(e)

Stock-based compensation plan:

The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.  Stock-based compensation expense is recorded for stock options issued to employees and non-employees using the fair value method with a corresponding increase in contributed surplus.  Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Under the fair value based method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.  The fair value of employee stock options are valued at the grant date and amortized over the vesting period.

(f)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets certain criteria for deferral and amortization.  No development costs have been deferred to date.

(g)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(h)

Cost of sales:

Cost of sales includes all costs pertaining to the sales of marketable nutraceutical products, costs related to the manufacturing, and any revaluation of inventory.

(i)

Marketing and product development:

Marketing include all costs pertaining to all costs related to identifying and developing a market for the Company’s products. Product development includes all costs related to the development and upscaling of the Company’s product lines.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies (continued):

 (j)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2008, the Company received $nil (2007 – $20,000) of government assistance which has been offset against research and development expense.

(k)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantively enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

(l)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  The Company’s foreign subsidiaries are integrated foreign operations for which monetary assets and liabilities denominated in US dollars or Pound Sterling are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

(m)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(n)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 15(b)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

5.

Significant accounting policies (continued):

(o)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity.  The carrying value of the tenure allowance and the long-term note receivable, both stated at amortized cost, are equal to their respective fair values being the present value of future payments discounted at the current market rate of interest.  The life insurance cash surrender value is carried at fair value and is designated as held for trading.  At December 31, 2008, the carrying amount of the convertible debenture is stated at amortized cost and amounts to $2,856,272.  The fair value of the convertible debenture, determined as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 25% for the expected life of the debenture, amounted to $2,792,915.

(p)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  As the Company has incurred a loss for each period presented, all stock options and warrants are anti-dilutive and have been excluded from the weighted average shares outstanding.

(q)

Accretion of interest:

The carrying value of the Convertible Debenture is accreted to the estimated redemption value using the effective yield method through charges to income over the period up to the redemption date.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

6.

Convertible Debenture:

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a wholly owned subsidiary of the Company, and is convertible or callable for one year to May 9, 2009. The convertible debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

For accounting purposes, this convertible debenture is considered to have both a debt and equity component, as the convertible debenture is convertible into shares of a subsidiary company, the equity component of $398,615 is recorded as equity component of subsidiary’s convertible debenture and relates to the fair value of the call option and to the embedded conversion feature at the date of issuance of the debenture.   The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the period from May 9, 2008 for the expected remaining life of the debenture.  The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component.  The carrying value of the liability portion is being accreted to its redemption value of $2,960,000, over a period from the date of issuance to its estimated conversion date of date of March 31, 2009, or until conversion of the convertible debenture into common shares of the Old Forbes. Interest accretion of $294,885 is charged to the statement of operations as interest expense for the year ended December 31, 2008.  The transactions costs associated with the convertible debenture have been expensed as incurred.  The convertible debenture was converted after year end (Note 26).

7.

Reduction of Deficit and Stated Share Capital:

As a condition of implementing the Arrangement (Note 3(a)), the Company reduced its stated Share Capital and Deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of the Company was greater than the aggregate of its liabilities and stated Share Capital (as amended). After the reduction of the stated capital, the stated capital was $2,566,525.

8.

Accounts receivable:

	2008	2007

Trade receivables	$791,154	$788,485
Other sales taxes recoverable	138,780	114,087
Other receivables	516,627	374,313

	$1,446,561	$1,276,885

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

9.

Inventories:

	2008	2007

Raw materials, supplies and work in progress	$2,332,049	$1,948,667
Finished goods	3,907,699	3,818,118
	6,239,748	5,766,785
Valuation allowances	(247,000)	(450,000)
	$5,992,748	$5,316,785

During the year ended December 31, 2008, changes in raw materials and finished goods recognized as cost of sales amounted to $6,712,878 (December 31, 2007, - $8,313,915).  During the year ended December 31, 2008, reversal of valuation allowances to write down inventories to net realizable value amounted to $nil (December 31, 2007 - $nil).  During the year ended December 31, 2008 the valuation allowances on inventories amounted to $247,000 (December 31, 2007 - $450,000).  Write-downs and reversals are included in cost of sales.

10.  Capital assets:

		Accumulated		Net book
2008	Cost	amortization		value

Leasehold improvements	$66,162	$(66,162)	$	―
Office equipment	139,639	(79,266)		60,373
Computer equipment and software	279,656	(200,186)		79,470

	$485,457	$(345,614)		$139,843

		Accumulated		Net book
2007	Cost	amortization		value

Leasehold improvements	$208,522	$(208,522)	$	―
Laboratory equipment	241,327	(71,250)		170,077
Office equipment	190,910	(106,785)		84,125
Computer equipment and software	325,960	(193,183)		132,777

	$966,719	$(579,740)		$386,979

Amortization expense amounted to $67,352 in the year ended December 31, 2008 (2007 - $151,720, 2006 - $141,576).

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

11.

Joint venture:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

 Forbes-Fayrefield has arranged a €300,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 2.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2008, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

	December 31	December 31
	2008	2007

Assets
Current assets	$205,362	$260,888
Office equipment	3,781	5,954

	$209,143	$266,842
Liabilities
Accounts payable, overdraft and accrued liabilities	$87,822	$150,301

Equity	$121,321	$116,541

	2008	2007

Earnings
Revenue	$732,069	$1,129,693
Cost of goods sold	651,791	995,278
Expenses	75,498	69,892

Net earnings	$4,780	$64,523

	2008	2007

Cash Flow
Operating activities	$59,482	$37,299
Financing activities	-	-
Investing activities	-	(5,471)

Increase in cash flow	$59,482	$31,828

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

12.  Other assets:

		Accumulated	Net book
2008	Cost	amortization	value

Capitalized license fees	$46,100	(46,100)	$-
Restricted cash funds in trust account			18,376

			$18,376

		Accumulated	Net book
2007	Cost	amortization	value

Intellectual property	$338,580	$(338,580)	$-
Capitalized license fees	46,100	(37,868)	8,232
	384,680	(376,448)	8,232

Note receivable, long-term portion			98,559
Life insurance cash surrender value			389,391
Restricted cash funds in trust account			15,764

			$511,946

Amortization expense amounted to $8,232 in the year ended December 31, 2008 (2007 - $8,458, 2006 - $1,535).

13.

Accounts payable and accrued liabilities:

	2008	2007

Trade payables	$910,501	$1,367,772
Other payables	263,987	535,427
Provision for loss on inventory purchase commitment	1,424,000	391,000

	$2,598,488	$2,294,199

In the year ended December 31, 2008, $1,033,000 (2007 - $391,000) was charged to cost of sales as a result of recognizing the provision for loss on purchase commitments for inventory.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and 50,000,000 preferred shares without par value.  Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares in 2006. As explained in note 3(a), descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(b)

Contributed surplus relating to:

	2008	2007
Surplus relating to stock compensation, warrants and options associated with common shares (note 14(c))	$8,152,755	$8,001,147
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209
	$10,026,964	$9,875,356

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.  Share capital (continued):

(c)

Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common	Amount	Amount
	Shares

Balance, December 31, 2005	4,265,302	$94,790,369	$5,680,214

Issued during the year upon:
Exercise of stock options for cash proceeds	39,188	509,923	-
Exercise of warrants for cash proceeds	25,084	412,445	-
Exercise of warrants on a cashless basis	4,288	-	-
Employee stock based compensation expense	-	-	1,588,734
Non-employee stock based compensation expense	-	-	229,912
Transfer from contributed surplus for options exercised:
Employee stock-options	-	353,852	(353,852)
Non-employee stock-options	-	75,909	(75,909)
Conversion of Series B Preferred Shares	454,545	4,938,184	-
Amortization of capitalized financing fees on
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares	-	(357,129)	-
Issuance of shares pursuant to purchase agreement	11,834	270,096	-
Balance, December 31, 2006	4,800,241	100,993,649	7,069,099

Issued during the year upon:
Exercise of stock options for cash proceeds	1,250	6,600	-
Employee stock based compensation expense	-	-	839,851
Non-employee stock based compensation expense	-	-	118,473
Transfer from contributed surplus for options exercised:
Non-employee stock-options	-	26,276	(26,276)

Balance, December 31, 2007	4,801,491	101,026,525	8,001,147
Issuance of common shares pursuant to agreement (note 24)	168,322	154,467	-
Employee stock based compensation expense	-	-	149,947
Non-employee stock based compensation expense	-	-	1,661
Reductions of stated share capital (note 7)	-	(98,460,000)	-
Balance, December 31, 2008	4,969,813	$2,720,992	$8,152,755

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.  Share capital (continued):

(d)

Share purchase warrants

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at December 31, 2008 and expire on October 26, 2010.

(e)

Option Plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At December 31, 2008, the Company could grant options for up to 496,981 common shares.

(f)

Outstanding Options:

The aggregate intrinsic values of all vested stock options outstanding at December 31, 2008, 2007 and 2006 were $nil, $nil and $7,600, respectively. The total fair value of stock options that vested during the year ended December 31, 2008, 2007 and 2006 were $93,612, $362,719 and $2,237,154, respectively. The weighted average grant-date “fair values” of stock options granted during the years ended December 31, 2008, 2007 and 2006 were $0.57, $0.33 and $1.06 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2008, 2007 and 2006 were $nil, $1,100 and $340,086 respectively.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14. Share capital (continued):

(f)

Outstanding Options (continued):

Stock options outstanding as at December 31, 2008:

	Options outstanding			Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	December 31,	average remaining	average	December 31,	average
Exercise prices	2008	contractual life	exercise price	2008	exercise price

$ < 1.00	155,500	4.50	$0.97	155,500	$0.97
$ 1.00 - $ 7.28	7,900	3.25	$6.54	7,800	$6.55
$ 8.00	263,315	3.22	$8.00	254,506	$8.00

	426,715	3.69	$5.41	417,806	$5.36

Company's Stock Option Plan as at and changes for the years ended December 31, 2008, 2007 and 2006:

		Weighted
	Number of	Average
	Optioned	Exercise
	Shares	Price
Balance, December 31, 2005	611,587	$19.36

Options granted	120,625	20.24
Options exercised	(39,188)	13.04
Options forfeited	(121,573)	22.00

Balance, December 31, 2006	571,451	19.36
Options granted	88,937	8.00
Options exercised	―	―
Options forfeited	(75,156)	15.44

Balance, April 12, 2007	585,232	18.16
Options cancelled due to adoption of New Plan	(475,203)	20.08
Options issued on adoption of New Plan	271,438	8.00
Options granted	9,088	6.24
Options exercised	(1,250)	5.28
Options forfeited	(12,619)	17.92

Balance, December 31, 2007	367,686	7.93
Options granted	156,000	0.97
Options forfeited	(96,971)	7.81

Balance, December 31, 2008	426,715	$5.41

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14. Share capital (continued):

(f)

Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2008 are as follows:

	Options outstanding			Non-vested options
		Weighted	Weighted		Weighted
		average	average		Average
		exercise	years to		Grant date
	Shares	price	expiration	Shares	fair value
Outstanding,
beginning of year	367,686	$7.93	4.18	50,349	$3.28
Granted	156,000	0.97	4.50	―	―
Exercised	―	―	―	―	―
Forfeited	(96,971)	7.81	3.08	(13,278)	3.17
Vested				(28,163)	3.32
Outstanding at
December 31,2008	426,715	$5.41	3.69	8,909	$3.29
Options exercisable	417,806	$5.36	3.63	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2008 of $0.23 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

(g)

Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2008, 2007 and 2006 is summarized below:

	2008	2007	2006
Employee stock-based compensation expense	$149,947	$839,851	$1,588,734
Non-employee stock-based compensation expense	1,661	118,473	229,912
	$151,608	$958,324	$1,818,646

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14. Share capital (continued):

(g)

Stock Based Compensation (continued):

For the years ended December 31, 2008, 2007 and 2006, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2008	2007	2006

Nutraceutical research, development and support	$28,733	$350,121	$820,530
General and administrative	92,023	418,909	684,033
Marketing, sales and product development	30,852	189,294	314,083

	$151,608	$958,324	$1,818,646

At December 31, 2008 there is a balance of $6,721 of unamortized stock based compensation expense, which will be recognized over the next 3 months on a weighted-average basis.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	114%	81%	60%
Risk-free interest rate	2.9%	4.5%	4.3%
Expected lives	2 years	2 years	2 years

There is no dividend yield because the Company does not pay, and does not plan to pay, cash dividends on common shares. The expected stock price volatility is based on the historical volatility of the Company’s average daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  The effect of actual forfeitures is recognized as it occurs.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

14.  Share capital (continued):

(g)

Stock Based Compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	114%	81%	60%
Risk-free interest rate	2.9%	4.5%	4.3%
Expected lives	4 years	4 years	4 years

 (h)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held.  If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan.  Each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

15.

Commitments, contractual obligations and contingencies:

(a)

Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company.  The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2006.  By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested.  In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance.  The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

The Company is obligated to pay $65,000 per annum for 25 years, which began March 1, 2008.  As at December 31, 2008 the current portion of the tenure allowance is $65,000 and the long-term portion is $1,005,029.  As the tenure allowance has not been fully funded, the net interest accretion expense on the allowance for the year ended December 31, 2008 is $109,433 (2007 – $48,832; 2006 – $(18,115)).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

15.

Commitments, contractual obligations and contingencies (continued):

 (b)

University of British Columbia:

Pursuant to a license agreement with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to  certain technology related to the preparation and purification of phytosterols from tall oil soap.  The Company may be required to issue to UBC up to 3,125 shares after the sale of any products derived from this technology.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5%.

 (c)

Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee.  The Company analyzed the legal proceeding and allegations of this claim.  The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

16.  Net change in non-cash operating items:

	2008	2007	2006

Accounts receivable	$(169,676)	$268,738	$(376,758)
Inventories	(675,963)	776,054	(4,827,908)
Prepaid expenses and deposits	(17,580)	374,050	2,152,245
Accounts payable and accrued liabilities	304,289	(1,191,820)	1,576,021
Deferred revenues	―	―	171,960
Current income tax liability	(23,840)	(508,411)	(647,506)
Decrease (increase) in life insurance cash surrender value	389,390	(33,290)	(88,153)
Increase in tenure liability	76,133	39,572	27,489
Other	(2,612)	(15,764)	―
	$(119,859)	$(290,871)	$(2,012,610)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

17.  Supplementary cash flow information:

	2008	2007	2006

Supplementary cash flow information:
Interest paid	$1	$2,598	$1,075
Income taxes paid	39,132	12,271	8,327,000
Interest paid- discontinued operations	―	―	18,179
Non-cash financing and investing activities:
Issuance of common shares on disposal of discontinued operations (Note 24(a))	154,467	―	―
Transfer from contributed surplus for options exercised	―	26,276	429,761
Conversion of preferred shares to common shares	―	―	4,581,054
Issuance of shares pursuant to purchase agreement	―	―	270,096

18.

Related party transactions:

During the years ended December 31, 2008, 2007 and 2006, the Company paid or accrued for legal services to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary is a partner, amounts of $122,200, $203,585 and $229,350, respectively.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses.

19.

Concentration of sales and segmented disclosure:

For the year ended December 31, 2008, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2007 – four customers, year ended December 31, 2006 – four customers).  Customer A accounted for 47% (2007 – 40%, 2006 – 38%), Customer B accounted for 20% (2007 – 15%, 2006 – 7%), Customer C accounted for 11% (2007 – 10%, 2006 – 7%), and Customer D accounted for 9% (2007 – 13%, 2006 – 12%) of revenue.  51% of sales are recorded in the USA, 48% of sales are recorded in Europe and the balance in rest of the world.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

As of December 31, 2008, 2007 and 2006, the Company’s long-lived assets used in continuing operations are primarily located in Canada.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

20.

Income taxes

(a)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 31.00%,  (2007 – 34.12%, 2006 – 34.12%), statutory rate is:

	2008	2007	2006

Income tax recovery at statutory rates	$(2,223,639)	$(3,321,127)	$(3,687,564)
Change in valuation allowance	260,158	(5,929,087)	5,031,795
Impact of substantially enacted income tax rate on the valuation allowance	852,862	8,357,000	―
Permanent differences and other	1,127,157	401,760	(1,186,128)

Income tax expense (recovery)	$16,538	$(491,454)	$158,103

(b) The tax effects of temporary differences that give rise to significant components of the future income tax assets are presented below:

		2008		2007
Future tax assets:

Non-capital loss carry-forwards		$14,268,765		$13,471,761
Research and development expenditures		8,943,658		9,276,367
Property, plant and equipment and intangible assets		1,038,551		1,267,643
Share issue costs		41,629		131,664
Other		278,208		163,217
Total gross future tax assets		24,570,811		24,310,652

Valuation allowance		(24,570,811)		(24,310,652)

Total future tax assets	$	―	$	―

Realization of the future income tax assets is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future income tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company.  The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated.  As at December 31, 2008, no provisions have been made in the financial statements for any estimated tax liability.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

20.

Income taxes (continued):

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2008, the Company has accumulated scientific research and experimental development expenditures in the amount of $34,398,700 (2007 – $34,398,700) available for carry-forward indefinitely.  The Company also has accumulated approximately $7,096,900 (2007 – $7,096,900) of unclaimed federal investment tax credits.  The Company also has accumulated non-capital losses in the amount of $53,424,500 (2007 – $49,110,200). The investment tax credits and Canadian non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses
Year of expiry

2009	―	1,687,001
2010	―	3,105,947
2014	―	4,475,822
2015	―	11,005,080
2017	264,842	―
2018	989,788	―
2019	1,872,325	―
2020	2,145,331	―
2021	337,685	―
2022	297,503	―
2023	186,787	―
2024	496,231	―
2025	506,442	―
2026	―	15,884,672
2027	―	9,822,897
2028	―	7,334,135
	$7,096,934	$53,424,554

Of these balances, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits are attributable to our wholly owned subsidiary company, 3887685 Canada Inc (Old Forbes).

Subsequent to the end of the year, Old Forbes was disposed of and as a result, these tax attributes will no longer be available for utilization by the Company (note 26).

The Company also has net operating loss carryforwards for U.S. federal and state income tax purposes of approximately $1,112,900 (US$908,700) which begin to expire in 2014.  Due to the change in control of the subsidiary company, now known as Forbes Medi-Tech (Research) Inc., during the year ended December 31, 2006, the future utilization of certain net operating loss carryforwards that were incurred by this subsidiary prior to the acquisition by the Company, will be restricted and subject to annual limitations.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

21.  Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2009	320,507
2010	320,507
2011	24,508
2012	24,508
2013 and thereafter	14,296
$704,326

22.

Capital risk management:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its Nutraceutical commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2008.

As at December 31, 2008 total managed capital shareholders’ equity was $2,285,645.

23.

Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

 (a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at December 31, 2008 are as follows:

	US		British
	dollars	Euros	pounds

Cash and cash equivalents	$434,915	€40,091	£55,617
Accounts receivable	329,059	165,864	58,113
Accounts payable and accrued liabilities	(1,592,728)	(9,155)	(57,508)

	$(828,754)	€196,800	£56,222

The Company’s measurement currency is Canadian dollars however certain of the Company’s revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”).  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the year ended December 31, 2008 approximately 59% of the Company’s sales were made in US dollars and approximately 49% of expenses were incurred in US dollars.  With all other variables held constant, a ten percentage point increase in the value of the US dollar relative to the Canadian dollar during the year would have increased the net loss by approximately $405,000 for the year ended December 31, 2008.  During the year ended December 31, 2008 approximately 32% of the Company’s sales were made in Euros and an insignificant amount of expenses were incurred in Euros.  With all other variables held constant, a ten percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $158,000 for the year ended December 31, 2008.

During the year ended December 31, 2008 approximately 9% of the Company’s sales were made in GBP and approximately 4% of expenses were incurred in GBP.  With all other variables held constant, a ten percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased the net loss by approximately $3,000 for the year ended December 31, 2008.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

(a) Market risk (continued):

(i) Currency risk: (continued)

At December 31, 2008, the Company had US dollar, Euro, and GBP denominated accounts payable which are partially offset by US dollar, Euro and GBP accounts receivable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss.  With all other variables held constant, a ten percentage point increase in the value of the US dollar, Euro and GBP relative to the Canadian dollar would have increased/(decreased) the net loss by approximately $126,000, ($15,700) and an insignificant amount, respectively, at December 31, 2008

Fluctuations in the US dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

In addition, although the interest rate fluctuation impacts the interest expense relating to the tenure allowance, the amount of the tenure allowance payments are a fixed amount until the end of the arrangement.  A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability and related interest expense by $103,246.

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $1,376,575 (December 31, 2007 - $5,234,043) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. The Company's cash is not subject to any external restrictions.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

(b) Credit risk (continued):

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

December 31, 2008

Trade accounts receivable	$862,134
Allowance for doubtful accounts	(70,980)
Other receivables	655,407

Total accounts receivable	$1,446,561

Current	$704,869
Past due for less than:
30 days	45,230
60 days	44,259
90 days	23,642
Past due for 90 days or greater	44,135

Total trade accounts receivable, net	$862,134

In the year ended December 31, 2008, $70,980 (2007 - $nil, 2006 - $nil) was the year end allowance for doubtful accounts balance.

Other accounts receivable include amounts for use tax receivable and the current portion of a note receivable and the Company believes that the risk of collection of such receivables is low because government agencies carry low credit risk and personal guarantees are in place for the note receivable.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

23.

Financial risk management (continued):

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2008:

	Less than		3 - 6	6-12		Greater than
	3 months		months	months		1 year

Accounts payable and accrued liabilities	$1,174,488	$	―	$1,424,000	$	―
Tenure allowance	16,250		16,250	32,500		1,511,250
	$1,190,738		$16,250	$1,456,500		$1,511,250

The Company has a convertible debenture balance at December 31, 2008 of the amount of $2,960,000 that may be payable by Old Forbes on demand on or before May 9, 2009 (note 6 and 26).

24.

Discontinued operations:

The following tables reflect our (loss) / income from discontinued operations relating to our pharmaceutical research and in Phyto-Source for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

a) Discontinued Operations –
Pharmaceuticals Research &
Development

Loss from discontinued operations	$(1,230,534)	$(2,440,918)	$(6,829,923)
Gain on disposal of discontinued operations	767,603	―	―

b) Discontinued Operations –
Phyto-Source

Income from discontinued operations	―	―	29,248
Gain on disposal of discontinued operations	―	―	6,958,309

(Loss) / gain from discontinued operations	$(462,931)	$(2,440,918)	$157,634

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

24.

Discontinued operations (continued):

a)  Discontinued Operations – Pharmaceuticals Research & Development

In May 2008, the Company announced its decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. Accordingly, all expenses, related to the pharmaceutical research and development programs have been classified as discontinued operations for 2008, 2007 and 2006.   The Company did not generate any revenue from its discontinued pharmaceutical R&D programs.

In August 2008, the Company completed an agreement for the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,400 (US $1,000,000) in cash paid at closing to the Company with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

The proceeds from sale included $959,504 (US $910,000) for intellectual property less payments to former shareholders of TheraPei Pharmaceuticals Inc. (TPP), of $191,901 (US $182,000) which comprised of 168,322 Forbes’ common shares valued at $154,467 (US $145,600) and cash of $38,613 (US $36,400) for a gain of $767,603 (US $728,000).  Under the terms of the agreement with the former TPP shareholders, the value of the 168,322 common shares issued was determined based on the average of the Nasdaq stock exchange high and low trading price of Forbes common shares on the closing date.  Also, the proceeds of sale included $94,896 (US $90,000) for capital assets, which resulted in a loss of $1,145 (US $1,086).  Under the terms of the agreement with the former TPP shareholders, 20% of contingent future payments received from the sale, as noted above, will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash.

The following tables reflect our loss / (income) from discontinued operations relating to our pharmaceutical research and development programs for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Expenses
Pharmaceutical administrative	$133,044	$245,216	$93,868
Pharmaceutical research & development	1,097,490	1,529,504	6,736,055
Write-down of assets	―	666,198	―

Loss from discontinued operations	$(1,230,534)	$(2,440,918)	$(6,829,923)

Gain on disposal of discontinued operations	$767,603	―	―

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

24.

Discontinued operations (continued):

b)  Discontinued Operations – Phyto-Source

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd.  The sales price was US$25,000,000 in cash (Cdn$28,935,000 based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,958,309 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697,000 $134,000 in transaction fees,  $7,243,000 in income tax expense, less $845,000 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for the year ended December 31, 2006 summarized below. The results for 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

2006
Revenue	$2,489,925
Expenses
Cost of goods sold	1,564,223
General and administrative	192,551
Depreciation and amortization	287,240
2,044,014
Net income before taxes	445,911
Current income tax	416,663

Income from discontinued operations	$29,248
Gain on disposal of discontinued operations	$6,958,309

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

Stock-based compensation:

Under Canadian GAAP, all stock-based compensation granted to employee and non-employees on or after January 1, 2002 is accounted for at fair value. The value of any options granted prior to January 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, and prior to January 1, 2006, the Company followed Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

The fair value of the non-employee stock options granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 14 (g).

As a result, the fair value of any options granted to non-employees prior to January 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

For United States GAAP, prior to January 1, 2006, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

GAAP differences between intrinsic measurement under United States GAAP for employee and fair value measurement under Canadian GAAP prior to January 1, 2006 are presented in the United States GAAP reconciliation.

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

 There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles:

 (a)

Stock-based compensation (continued):

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has elected to record the actual number of forfeitures incurred.  The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

(b)

Reduction of Stated Share Capital and Deficit:

Under United States GAAP, reductions in Stated Share Capital and Accumulated Deficit are not permitted. Under Canadian GAAP, the Stated Share Capital and Deficit was reduced as explained in Note 7.

(c)

Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to the proportionate consolidation method.  However, reconciliation of this difference may and has been omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Forbes-Fayrefield, are disclosed in note 11.

 (d)

Convertible debenture:

As described in Note 3(b), on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a wholly owned subsidiary company, 3887685 Canada Inc. (“Old Forbes"). Old Forbes issued a convertible debenture to the Investor for proceeds of $2,960,000.

Under United States GAAP, debt issued by a consolidated subsidiary that is convertible into that subsidiary's stock is accounted for in accordance with as a combined instrument. No portion of the proceeds from the issuance of the convertible debt is attributable to the conversion feature, since the convertible debt was not issued with a beneficial conversion feature. The Company has recorded this convertible debenture for U.S. GAAP purposes at the issue price of $2,960,000.

Under Canadian GAAP, the convertible debenture is considered to have both a debt and equity component, and is classified as non-controlling interest on the “Equity component of subsidiary’s convertible debenture”, as described in Note 6.

(e)

Share issuance costs:

Under United States GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs are charged to equity.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(f)

Impact of differences:

(i)  Consolidated statement of operations and comprehensive loss and deficit:

	2008	2007	2006

Net loss in accordance with Canadian GAAP	$(7,652,499)	$(11,683,128)	$(10,843,488)

Difference in interest accretion (note 25(d))	294,887	―	―
Amortization of capitalized financing fee (note 25(e))	―	―	(37,244)
Net loss and comprehensive income in accordance with United States GAAP	(7,357,612)	(11,683,128)	(10,880,732)
Deficit, beginning of period, United States GAAP	(97,916,860)	(86,233,732)	(75,353,000)
Deficit, end of period, United States GAAP	$(105,274,472)	$(97,916,860)	$(86,233,732)
Weighted average number of shares outstanding	4,865,131	4,800,923	4,675,047
Basic and diluted loss per share	$(1.51)	$(2.43)	$(2.33)

(ii)

Consolidated balance sheet:

	2008		2007
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$9,057,668	$9,057,668	$12,051,917	$12,051,917
Capital assets	139,843	139,843	386,979	386,979

Intangible and other assets	18,376	18,376	511,946	511,946

Current and Long-term liabilities	6,531,627	6,635,355	3,318,773	3,318,773

Equity Component of subsidiary’s
convertible debenture	398,615	―	―	―

Shareholders’ equity:
Common Shares	2,720,992	100,218,121	101,026,525	100,063,654
Contributed Surplus	10,026,964	7,636,883	9,875,356	7,485,275
Deficit	(10,462,311)	(105,274,472)	(101,269,812)	(97,916,860)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(g)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

 (i)  Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(iii)  Other disclosure items:

	2008	2007	2006

Depreciation	$67,352	$151,720	$141,576
Amortization	8,232	8,458	1,535

Depreciation-discontinued operations	11,032	18,971	$151,811
Amortization- discontinued operations	―	33,858	141,883

Operating lease expense	$337,985	$338,907	$320,962
Operating lease expense – discontinued operations	99,215	―	―

(h)

Recent accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), replacing SFAS No. 141, “Business Combinations”. SFAS 141R revises existing accounting guidance for how an acquirer recognizes and measures in its financial statements the identifiable assets, liabilities, any noncontrolling interests, and goodwill acquired on acquisition of businesses. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt the provisions of SFAS 141R on January 1, 2009. The adoption of SFAS 141R would impact the accounting for business combinations completed by the Company on or after January 1, 2009.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary is initially measured at fair value. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt the provisions of SFAS 160 on January 1, 2009.  SFAS 160 is not expected to have a material impact on the company’s results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement 133” (“SFAS 161”). SFAS 161 requires expanded and enhanced disclosure for derivative instruments, including those used in hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company plans to adopt the provisions of SFAS 161 on January 1, 2009. The Company is currently assessing the impact of the adoption of SFAS 161 on its consolidated financial statement disclosures.

In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS 142-3”). FSP SFAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP SFAS 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The Company plans to adopt the provisions of FSP SFAS 142-3 on January 1, 2009. The Company is currently assessing the impact of the adoption of FSP SFAS 142-3 on its results of operations and financial condition.

The Financial Accounting Standards Board (“FASB”) Statement No. 157 (“FASB No. 157”), Fair Value Measurements, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. FASB No. 157 also expands disclosures about fair value measurements in the financial statements. On February 12, 2008, the FASB issued FASB Staff Position 157-2 (“FSP 157-2”), Effective Date of FASB Statement No. 157, which delays the effective date of FASB No. 157 for one year, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company elected a partial deferral of FASB No. 157 under the provisions of FSP 157-2 related to the measurement of fair value used when initially measuring non-financial assets and nonfinancial liabilities in a business combination, evaluating goodwill, other intangible assets, wireless licences and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of implementing FSP 157-2, effective January 1, 2009, is not expected to be material to the Company’s financial statements. The impact of partially adopting FASB No. 157 effective January 1, 2008 was not material to the Company’s financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

25.

United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

On October 10, 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which clarifies the application of FASB No.157 in a Market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of this FSP did not have any impact on the Company.

Effective January 1, 2008, FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS No. 115 (“FASB No. 159”), was adopted by the Company. This statement permits but does not require the Company to measure financial instruments and certain other items at fair value. As the Company did not elect to fair value any of its financial instruments under the provisions of FASB No. 159, the adoption of this statement did not have an impact on the Company’s financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under Issue 00-19.

The consensus addresses the following issues:

•

How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

•

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

•

How an issuer should account for market-based employee stock option valuation instruments.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

As described in note 14 (d), the Company has a balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at December 31, 2008 and expire on October 26, 2010.  Under EITF 07-5, and effective January 1, 2009, the Company would be required under United States GAAP to reclassify the warrants out of equity and into liabilities, and record the warrants at fair value.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars, except share and per share amounts)

Years ended December 31, 2008, 2007 and 2006

26.  Subsequent events:

Subsequent to December 31, 2008, the Company’s subsidiary, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of Voting Common Shares to the public (the "Offering").

On February 6, 2009, the board of directors of Old Forbes passed resolutions which 1) changed the name of Old Forbes to Deans Knight Income Corporation, 2) cancelled the stock option plan and 3) cancelled the authorized, but unissued preferred shares.

On March 9, 2009, Deans Knight Income Corporation filed a final prospectus relating to the Offering of these securities. The Offering was for a minimum of 7,500,000 Voting Common Shares at a price of $10 per share for gross proceeds of a minimum $75,000,000.

On March 18, 2009, the Offering was completed with the issue of 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.

As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes (see note 6) exercised the conversion feature of the Convertible Debenture.

As a result of the completion of the Offering and the conversion of the Convertible debenture the Company’s ownership in Deans Knight Income Corporation was diluted from 100% to approximately 1%. This dilution resulted in a dilution gain of approximately $3,700,000. The Company’s remaining interest in Deans Knight Income Corporation is valued at approximately $800,000 which the Company expects to realize by May 2009, as part of its agreement with the holder of the convertible debenture.

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes will no longer be available for utilization by the Company.